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Tanzanian Gold announces 4,291,000 ounces of gold contained in unclassified resources at the conclusion of its Phases 1 & 2 Resource Upgrade drilling along the 1.2km Buckreef Shear Zone

FOR IMMEDIATE RELEASE

February 14, 2020

TORONTO, February 14,  2020, (GLOBENEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce Unclassified Mineral Resources for the  1.2km long Buckreef Shear Zone that amount up to 4,291,000 ounces contained in 242.4 million tons grading at 0.57 g/t Au at a block cutoff grade of 0.1 g/t Au. The Unclassified Mineral Resources are from an unconstrained block model using all the drilling results to date. Results at higher cut-off grades are shown in the table below.

As a consequence of the drilling program the Company completed in 2019, the largest drilling campaign in the Company’s history amounting to over 17,650m in 60 holes during which a significant number of exploration targets were identified which require further drilling to upgrade the gold mineralization encountered in these exploration areas to the Inferred category.

Further, as the gold mineralization in the Buckreef Shear Zone is still open along strike to the northeast and down dip a Phase III drilling program has been started to further test the continuity of the mineralization at ultra-deep levels below mineralization encountered in Phase II.

And finally, the new global estimate of Mineral Resources in the Buckreef Shear Zone was derived from a new resource model developed for the Company that combines geological information such as major rock units, structures, alteration styles and assay data from over 1,000 holes that amounted to approximately 140,000m that were drilled along the Buckreef Shear Zone. The new model includes holes drilled by previous owners of Buckreef as well as holes drilled by the Company since it acquired Buckreef in 2011; and includes the results from the drilling campaign in 2019.

In view of these considerations, the Company has elected to, in the first instance, give these unconstrained Resource estimates the designation of Unclassified – Exploration Targets. A NI 43-101 Technical Report will be released in 45 days by Virimai Projects as part of the continuation of the results reported in the Pre-Feasibility Report published in June 2018. This estimate will culminate Estimated Mineral Resources categorized into Measured, Indicated and Inferred Resources.

Cut off Grade	Tonnage	Grade Au (g/t)	Tonnes Au	Oz ('000)
0.1	242,403,762	0.57	137.8	4,291
0.4	85,394,995	1.25	106.9	3,330
0.5	70,207,693	1.43	100.1	3,119
0.6	60,214,862	1.57	94.7	2,949

Source : Virimai Projects

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)

Cut-off Grades of 0.1g/t Au to 0.5g/t Au

Estimates  in 10m (X) by 10m (Y) by 10m (Z) blocks constrained by topography only

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to TRX

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplication to the samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Virimai Projects have read and approved the contents of this press release and do hereby confirm that they are now actively engaged as the Qualified Person (QP) undertaking the NI43-101 Mineral Resource Update Technical Report following the completion of the two phases of resource upgrade drilling conducted as per their recommendations in the Pre-Feasibility report of June 2018.

Tanzanian Gold Corporation, Executive Chairman, James Sinclair, commented “The numbers presented here today speak for themselves, and offer a first glimpse of some of the results of our year-long exploration and development program at Buckreef. This extensive and comprehensive program has been conducted with the most scientific of methods and at the highest of industry standards. This program would not be in place without critical, value added, financing completed in a year which has been fully transformational for our company. As we have said in the past, mines are not simply discovered – they are built. We will continue to build the Buckreef Mine toward the goal of world class status.”

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.